CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESTATED AND PRESENTED IN ACCORDANCE WITH
U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2009 and September 30, 2008, the three-month period ended June 30, 2009, and the Company’s most recent annual report for the year ended December 31, 2009, as restated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”).

Throughout this discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, impairment, and before other non-operating income and expenses as well as EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the Company before specific items, net earnings (loss) per share attributable to the Company’s common shareholders before specific items, and free cash flow.  Free cash flow is a non-GAAP measure, calculated as EBITDA after capital expenditures, interest and taxes paid, and adjustments to reflect employee future benefit payments.  The closest GAAP measure is cash provided by operations less cash used by investing activities.  Management believes these measures are useful to evaluate the performance of the Company and its business segments.  As GAAP does not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  The definition, calculation, and reconciliation of these non-GAAP measures is provided in Section 8, “Non-GAAP measures”.

In accordance with industry practice, in this MD&A, the term “tonne” or the symbol “MT” refers to a metric tonne and the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the symbol “Bdt” refers to bone dry tonnes.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”.  The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at November 3, 2009, which is the date of filing in conjunction with the Company’s press release announcing its results for the third quarter of 2009.  Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements.  Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future, including statements relating to overall economic conditions, future cost savings, capital expenditures, demand for the Company’s products, product prices and advertising levels, production volumes, future cash flows and liquidity, severance obligations, the negative impact on EBITDA of a decline in directory prices in 2010, strength of markets, achievement of synergies, availability of fibre, curtailment of operations, and the impact of labour disruptions affecting suppliers.  These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, levels of advertising spending and circulation, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain cost savings from its cost reduction initiatives, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, the implementation of environmental legislation requiring capital for operational changes, the Company’s ability to obtain financing and other factors beyond the Company’s control.  Additional information concerning these and other factors can be found in Section 12 of this MD&A under the heading "Risks and uncertainties".  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1.	OVERVIEW AND HIGHLIGHTS

Third quarter overview

General overview

Although the global economy showed some signs of stabilizing during the third quarter of 2009 (“Q3”), market conditions for the Company’s paper products, particularly in North America, did not demonstrate a marked improvement over the second quarter of 2009 (“Q2”).  Demand for printing papers remained weak, and industry operating rates continued at very low levels.  Late in the quarter, demand and prices for the Company’s paper products began to stabilize as the Company entered what has traditionally been a seasonally stronger part of the year.  However, reported benchmark prices were down quarter-over-quarter US$122 per tonne for newsprint, US$54 per ton for lightweight coated (“LWC”) and US$40 per ton for SC-A uncoated paper.  In contrast, pulp prices improved during Q3, primarily due to continued strong demand from China and industry production curtailments, resulting in the reported benchmark price for northern bleached softwood kraft pulp (“NBSK”) increasing US$91 per tonne quarter-over-quarter.  This prompted the Company to announce the restart of one of its two NBSK production lines at Crofton, which became effective October 5, 2009.

During Q3, the Company maintained similar production curtailment levels to those seen in Q2.  The Company curtailed 48% of its newsprint capacity, 19% of its specialty printing papers capacity and 100% of its market pulp capacity in Q3.  This represented curtailment of 42% of the Company’s total market capacity for the quarter.

The Company continued to focus on reducing its fixed costs in Q3, including implementing restructuring initiatives announced in prior quarters, pursuing its legal challenge to unreasonably high municipal property taxes, and maintaining capital expenditures at low levels.  However, the impact of lower paper prices and a stronger Canadian dollar continued to negatively impact the Company’s operating and net earnings.

Financial performance

The Company recorded net earnings attributable to the Company of $13.2 million and a net loss attributable to the Company before specific items of $19.8 million in Q3, compared to a net loss attributable to the Company of $1.9 million and a net loss attributable to the Company before specific items of $25.6 million in Q2.  EBITDA was $22.9 million compared to $6.1 million in the prior quarter.  Q3 EBITDA included restructuring costs of nil, compared to $12.3 million in Q2.  EBITDA before these specific items for Q3 was $22.9 million, compared to $18.4 million in Q2.

Production curtailment

The significant level of paper production curtailment seen in Q2 continued throughout Q3.  Elk Falls division paper machines No. 1 (“E1”), No. 2 (“E2”) and No. 5 (“E5”) continued to be indefinitely curtailed throughout Q3, removing 526,000 tonnes of newsprint and uncoated mechanical paper capacity on an annualized basis.  However, Crofton No. 1 paper machine (“C1”), which only operated for part of Q2 having restarted on May 26, 2009, operated throughout Q3.  The Snowflake mill continued to take periodic curtailment during Q3.

Production of NBSK pulp at Crofton continued to be indefinitely curtailed throughout Q3, removing 403,000 tonnes of annualized total pulp capacity.  The restart of one of its two lines of pulp production on October 5, 2009 re-instated 210,000 tonnes of total pulp capacity on an annualized basis.  The second pulp production line at Crofton continues to be indefinitely curtailed due to lack of fibre.

The following table summarizes paper and pulp production curtailment in Q3:

Q3, 2009 production curtailment (000 tonnes)	Specialty printing papers	Newsprint	Pulp	Total

Crofton 1			85.8	85.8
Elk Falls 2	53.5	79.1		132.6
Snowflake		35.1		35.1
Total	53.5	114.2	85.8	253.5

1	Market-related curtailment comprised of 85,800 tonnes of market pulp which was indefinitely curtailed on March 8, 2009.
2
Market-related curtailment comprised of 38,500 tonnes of specialty printing papers related to E2 which was indefinitely curtailed on February 23, 2009, 15,000 tonnes of specialty printing papers and 23,700 tonnes of newsprint related to E1, which has been curtailed throughout 2009, and 55,400 tonnes of newsprint related to E5 which was indefinitely curtailed on February 23, 2009.

Property tax dispute

The Company petitioned the Supreme Court of British Columbia (“B.C.”) for judicial review of property tax rates in each of the four municipalities in which its B.C. paper mills are located.  The Company sought declarations, under Section 262 of the Local Government Act, that the tax rates are unreasonable and therefore beyond the municipalities’ jurisdiction.  The Company’s petition with respect to the District of North Cowichan was dismissed on October 16, 2009.  Judgments with respect to the petitions filed in connection with the three other municipalities have not been rendered.  The Company has until November 16, 2009 to appeal the decision relating to the District of North Cowichan.  The Company has not yet determined whether to proceed with an appeal.

The Company has recorded its property tax expense and liability based on the full amount of property taxes levied pending the outcome of the judicial review.  Refer to Section 1, “Overview and highlights” on “Strategy update”, and Section 12, “Risks and uncertainties”, for further details on property taxes.

Financing, liquidity and capital assets

On July 24, 2009, Powell River Energy Inc., (“PREI”), in which the Company is a 50% joint venture partner, refinanced its $75 million of 6.387% first mortgage bonds through the issuance of $95 million of 6.450% first mortgage bonds.  These new bonds mature in 2016 and are non-recourse to the Company.

In October, 2009, the B.C. Superintendent of Pensions granted the Company a five-year extension to the time period within which amortization payments for solvency deficiencies are required to be made with respect to certain of its defined benefit pension plans.  The extension is effective as of July 1, 2009 and amortizes solvency contribution payments over ten years ended December, 2017, instead of five years ended December, 2012.  As a result, the Company’s cash payments to the respective plans are expected to be reduced by $2.9 million for the second half of 2009, and $5.7 million for 2010, for a total reduction of $8.6 million to the end of 2010.  The payment schedule beyond 2010 will be established by the next formal actuarial valuation which is required to be filed for the period ended no later than December 31, 2010.

In October, 2009, the Company was allocated $18 million of credits under the federal government’s “Green Transformation Program.”  To access these credits, the Company is required to submit capital project proposals that will improve energy efficiency and environmental performance at any of its mills in Canada for pre-approval no later than March 31, 2012.  Funding will be applied as capital expenditures are incurred towards approved projects.

The Company’s liquidity improved by $16.7 million in Q3 from Q2 primarily as a result of cash received from PREI following its successful refinancing in July, 2009 and free cash flow generation of $6.3 million.

At September 30, 2009, the Company had liquidity of $192.9 million, comprised of $90.6 million cash, and availability of $102.3 million on the Company’s asset-based loan facility (“ABL Facility”).  Refer to Section 3, “Liquidity and capital resources” for a discussion of the Company’s credit facility and liquidity.

Selected financial information

(In millions of dollars, except where otherwise stated)
	2009				2008
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$907.4	$263.4	$291.5	$352.5	$1,849.4	$492.2	$504.8	$452.9	$399.5

Operating earnings (loss)	(18.7)	(13.0)	(29.7)	24.0	(157.4)	11.5	14.0	(153.3)	(29.6)

EBITDA 1	90.1	22.9	6.1	61.1	159.4	64.7	53.1	29.5	12.1
– before specific items 1	106.6	22.9	18.4	65.3	189.5	65.9	66.2	30.7	26.7

Net earnings (loss) attributable to the Company	31.4	13.2	(1.9)	20.1	(219.8)	(48.5)	(10.9)	(121.9)	(38.5)
– before specific items 1	(37.0)	(19.8)	(25.6)	8.4	(25.6)	9.3	7.2	(20.3)	(21.8)

EBITDA margin 1	9.9%	8.7%	2.1%	17.3%	8.6%	13.1%	10.5%	6.5%	3.0%
– before specific items 1	11.7%	8.7%	6.3%	18.5%	10.2%	13.4%	13.1%	6.8%	6.7%

Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	$0.08	$0.03	$(0.01)	$0.06	$(0.65)	$(0.13)	$(0.03)	$(0.33)	$(0.18)
– before specific items 1	(0.09)	(0.05)	(0.06)	0.02	(0.08)	0.02	0.02	(0.06)	(0.10)

Sales (000 tonnes)
Specialty printing papers	657.5	232.9	215.6	209.0	1,080.8	276.2	268.7	267.4	268.5
Newsprint	369.9	113.5	131.0	125.4	601.8	160.2	189.0	170.8	81.8
Total paper	1,027.4	346.4	346.6	334.4	1,682.6	436.4	457.7	438.2	350.3
Pulp	71.8		12.3	59.5	506.9	93.5	138.0	130.0	145.4
Total sales	1,099.2	346.4	358.9	393.9	2,189.5	529.9	595.7	568.2	495.7

Production (000 tonnes)
Specialty printing papers	663.1	237.8	204.8	220.5	1,060.1	250.0	276.0	265.7	268.4
Newsprint	369.3	110.7	126.1	132.5	596.8	152.7	188.9	172.2	83.0
Total paper	1,032.4	348.5	330.9	353.0	1,656.9	402.7	464.9	437.9	351.4
Pulp	38.6		-	38.6	503.4	89.2	131.3	142.9	140.0
Total production	1,071.0	348.5	330.9	391.6	2,160.3	491.9	596.2	580.8	491.4

US$/CDN$ foreign exchange 2
Average spot rate (a)	0.855	0.911	0.857	0.803	0.938	0.825	0.961	0.990	0.996
Period-end spot rate (b)	0.933	0.933	0.860	0.794	0.817	0.817	0.944	0.982	0.973
Average effective rate (c)	0.886	0.921	0.893	0.856	0.947	0.868	0.971	0.989	0.967

Common shares (millions)
At period-end	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	214.7
Weighted average	381.8	381.8	381.8	381.8	336.1	381.8	381.8	365.2	214.7

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items, and net earnings (loss) per share attributable to the Company before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
b)	Period-end spot rate is the Bank of Canada noon spot rate on the final business day of the reporting period.
c)
Average effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of U.S. dollar denominated working capital at period opening and closing rates.  See Section 7, “Summary of quarterly results” for further details.

Overview of the business

Catalyst is a leading producer of specialty printing papers and newsprint in North America.  The Company also produces market pulp and owns Western Canada’s largest paper recycling facility.  With five mills, including its paper recycling facility, located within a 160-kilometre radius on the south coast of B.C., and one mill located in Snowflake, Arizona, Catalyst has a combined annual capacity of 2,491,000 tonnes of product.  The Company is headquartered in Richmond, B.C.

The Company is the largest producer of specialty printing papers and newsprint in Western North America.  Catalyst’s specialty printing papers include LWC, uncoated mechanical papers, and directory paper.  The Company is one of the largest producers of directory paper in the world and the only producer of LWC paper in Western North America.

The Company’s business is comprised of three business segments: specialty printing papers, newsprint, and pulp.

The chart below illustrates the annual 2009 production capacity of the Company’s principal paper and pulp products by mill:

CAPACITY BY MILL LOCATION AND PRODUCT LINE
		Specialty printing papers					Newsprint		Pulp
Mill location	Number of paper machines	Uncoated mechanical		Lightweight coated	Directory		Newsprint		NBSK pulp

Crofton, B.C.	3	-		-	210,000		200,000		403,000	2
Elk Falls, B.C. 3	3	153,000		-	-		373,000		-
Port Alberni, B.C.	2	-		231,000	106,000		-		-
Powell River, B.C.	3	435,000		-	-		33,000		-
Snowflake, Arizona	2	-		-	-		347,000		-
Total capacity (tonnes)		588,000	1	231,000	316,000	1	953,000	1	403,000

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2
The Company indefinitely curtailed pulp production at its Crofton mill, effective March 8, 2009, removing the equivalent of 403,000 tonnes on an annualized basis, of which 343,000 tonnes are designated as market pulp with the remainder being consumed internally.  On October 5, 2009, one line of pulp production was restarted, reinstating 210,000 tonnes on an annualized basis.  The capacity noted in the table above has not been adjusted to reflect the indefinite curtailment.

3
The Company has indefinitely curtailed E1, E2 and E5, removing the equivalent of 153,000 tonnes of specialty printing papers and 373,000 tonnes of newsprint annually.  The capacity and number of machines noted in the table above have not been adjusted to reflect the indefinite curtailments.

Strategy Update

The Company’s long-term objective is to achieve higher sustainable earnings and maximize cash flow by focusing on reducing manufacturing costs and optimizing its brands and customer base.

2009 key priorities

As demand and prices for the Company’s products continue to be weak, the Company is maintaining its focus on improving its cost base and market position, and preserving liquidity during this period of challenging market conditions.  An update on progress on 2009 key priorities during Q3 follows:

Focus on cash flows and liquidity through the prudent use of capital, including limiting capital expenditures to basic maintenance of business levels:

•	During Q3, the Company’s free cash flow was $6.3 million and its liquidity increased by $16.7 million from Q2.

•
Capital expenditures in Q3 were $1.0 million, primarily for maintenance of business, and are expected to be approximately $15 million in 2009, compared to $41.9 million in 2008 and $85.8 million in 2007.

•
During Q3, PREI refinanced $75 million of existing debt upon maturity with $95 million of new first mortgage bonds maturing in 2016.  Additional proceeds, after fees and expenses, were distributed to the joint venture partners in PREI in Q3.

•
In October, 2009, the Company was granted a five-year extension with respect to defined benefit pension plan solvency amortization payments which will defer $8.6 million of cash payments in the balance of 2009 and 2010.

•	The Company continues to review alternatives for the refinancing of its senior unsecured notes in advance of their maturity dates in 2011 and 2014.

Maintain the Company’s focus on matching production to customer orders and keep inventories at appropriate levels:

•
Production curtailment of 253,500 tonnes in Q3 represented 32% of paper capacity and 100% of market pulp capacity, and finished goods inventory levels as at September 30, 2009 of 51,700 tonnes compared to an average quarter-end inventory level of 105,200 tonnes in 2008 and 49,600 tonnes at the end of the prior quarter.

•	The Company currently anticipates taking 215,600 tonnes of production curtailment in the fourth quarter of 2009 (“Q4”).

Identify further opportunities to reduce “fixed” costs during periods of production curtailment to minimize the financial impact of operating at reduced volumes:

•
The Company continued to make progress on operating costs in Q3 compared to the prior quarter and the comparative quarter in the prior year, as shown in the EBITDA reconciliations in “Consolidated results of operations.”

•
In Q3, the Company, its staff employee groups in its Richmond and Nanaimo offices, and Service Canada, agreed to a work share arrangement that reduces costs during periods of production curtailment when work loads are reduced.  A total of 16 employees have signed up for this arrangement.

Implement plans to reduce labour costs to $80 per tonne:

•
Manning structures and work practice changes designed to achieve the $80 per tonne labour target at the Powell River, Port Alberni, and Crofton mills continue to be implemented, as evidenced by the recent changes to manning practices agreed upon between the Company and the Pulp, Paper and Woodworkers of Canada (“PPWC”) local 2, in connection with the restart of the pulp production line at Crofton.

•
On September 18, 2009, the Company presented a plan that would enable the restart of two paper machines to the two union locals at the Elk Falls mill.  The plan includes changes to wages and benefits and allows for a profit sharing system for hourly employees.  The plan is designed to reduce labour costs to levels that are reported to have been agreed between some Communications, Energy, and Paperworkers locals and other employers in the industry.

Reduce municipal property taxes in four of the municipalities in B.C. that the Company operates:

•
The Company petitioned the Supreme Court of B.C. for judicial review of municipal property tax rates in four of the municipalities in which it operates.  The property tax assessments from these municipalities total $19.3 million for 2009.  On July 2, 2009, the Company paid $6.0 million, an amount the Company estimates is approximately $2.5 million higher than the cost of the municipal services it receives.  On October 16, 2009, the petition with respect to the District of North Cowichan was dismissed and the Company is currently considering whether it will proceed with an appeal.  Judgments with respect to the petitions filed in connection with the three other municipalities have not yet been rendered.

Consolidated results of operations

Three months ended September 30, 2009 compared to the three months ended June 30, 2009

Sales

Sales in Q3 decreased by $28.1 million, or 9.6%, compared to Q2.  The decrease was primarily due to the negative impact of lower prices across all paper products, lower pulp and newsprint sales volumes, and the strengthening of the Canadian dollar quarter-over-quarter.  These negative factors were offset in part by higher specialty printing papers sales volumes.

EBITDA and EBITDA before specific items

($ millions)	EBITDA 1	EBITDA before specific items 1

Q2, 2009	$6.1	$18.4
Paper prices	(19.7)	(19.7)
Impact of Canadian dollar on sales, inclusive of hedging 2	(6.3)	(6.3)
Volume and mix	9.4	9.4
Fibre mix and costs	2.3	2.3
Chemical costs	2.3	2.3
Power costs	2.5	2.5
Labour costs	2.0	2.0
Other fixed costs	4.4	4.4
Lower of cost or market valuation of inventories	4.3	4.3
Restructuring costs	12.3	
Other, net	3.3	3.3
Q3, 2009	$22.9	$22.9

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is negative $3.4 million.

Operating earnings (loss)
The Company’s operating loss decreased by $16.7 million compared to Q2. The decrease was primarily related to higher EBITDA of $16.8 million in Q3.

Net earnings (loss) attributable to the Company

Net earnings attributable to the Company in Q3 of $13.2 million ($0.03 per common share) improved $15.1 million compared to a net loss attributable to the Company of $1.9 million ($0.01 per common share) in Q2.  This was primarily related to higher after-tax operating earnings of $11.7 million.  Net loss attributable to the Company before specific items in Q3 of $19.8 million ($0.05 per common share) improved by $5.8 million compared to a net loss attributable to the Company before specific items of $25.6 million ($0.06 per common share) in the previous quarter.  Refer to Section 8, “Non-GAAP measures” for details on net earnings (loss) attributable to the Company before specific items.

Three months ended September 30, 2009 compared to three months ended September 30, 2008

Sales

Sales in Q3 decreased by $241.4 million, or 47.8%, compared to Q3, 2008.  The impact of lower average newsprint, coated and uncoated paper prices and lower sales volume across all products significantly outweighed the positive impact of higher directory prices and a weaker Canadian dollar in Q3 relative to Q3, 2008.  Sales volume was negatively impacted by increased market curtailment in Q3, as well as the loss of sales volume from the Elk Falls pulp and white top linerboard operation which was permanently shutdown in Q4, 2008.

EBITDA and EBITDA before specific items

($ millions)	EBITDA1	EBITDA before specific items1

Q3, 2008	$53.1	$66.2
Paper prices	(52.4)	(52.4)
Impact of Canadian dollar on sales, inclusive of hedging 2	10.9	10.9
Volume and mix	(73.8)	(73.8)
Distribution costs	3.9	3.9
Fibre mix and costs	12.6	12.6
Chemical costs	3.8	3.8
Labour costs	25.8	25.8
Maintenance	9.3	9.3
Other fixed costs	10.1	10.1
Lower of cost or market valuation of inventories	4.5	4.5
Restructuring costs	13.1	
Other, net	2.0	2.0
Q3, 2009	$22.9	$22.9

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is positive $5.6 million.

Operating earnings (loss)

The Company’s operating earnings decreased $27.0 million in Q3, 2009 compared to Q3, 2008.  The decline over the comparative period was related to lower EBITDA of $30.2 million, offset by lower amortization expense of $3.2 million in the current quarter.

Net earnings (loss) attributable to the Company

Net earnings attributable to the Company in Q3 of $13.2 million ($0.03 per common share) improved $24.1 million compared to a net loss attributable to the Company of $10.9 million ($0.03 per common share) in Q3, 2008.  This was largely due to an after-tax exchange gain on the translation of long-term debt of $33.0 million in Q3 compared to an after-tax foreign exchange loss of $9.1 million in Q3, 2008, offset by lower after-tax operating earnings of $18.8 million in Q3.  Net loss attributable to the Company before specific items of $19.8 million ($0.05 per common share) was a deterioration of $27.0 million from net earnings attributable to the Company before specific items of $7.2 million ($0.02 per common share) in Q3, 2008.  Refer to Section 8, “Non-GAAP measures” for details on net earnings (loss) attributable to the Company before specific items.

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

Sales

Sales in Q3 YTD, 2009 decreased by $449.8 million, or 33.1%, compared to Q3 YTD, 2008.  The negative impact of lower average prices for the Company’s pulp and newsprint, coated and uncoated paper products and lower sales volume outweighed the positive impact of higher directory prices and a weaker Canadian dollar.  The Company’s sales volume was negatively impacted by increased market curtailment and the loss of sales from the Elk Falls pulp and white top linerboard operation which was permanently shutdown in Q4, 2008.  This was partially offset by the inclusion of Snowflake for the full nine months in 2009, versus inclusion from the date of acquisition on April 10, 2008, in the prior year.

EBITDA and EBITDA before specific items

($ millions)	EBITDA1	EBITDA before specific items1

Q3 YTD, 2008	$94.7	$123.6
Paper prices	(32.6)	(32.6)
Pulp prices	(16.8)	(16.8)
Impact of Canadian dollar on sales, inclusive of hedging 2	54.4	54.4
Volume and mix	(168.9)	(168.9)
Distribution costs	6.5	6.5
Fibre mix and costs	4.7	4.7
Labour costs	80.1	80.1
Maintenance	29.8	29.8
Other fixed costs	13.4	13.4
Lower of cost or market valuation of inventories	4.4	4.4
Restructuring costs	12.4	
Other, net	8.0	8.0
Q3 YTD, 2009	$90.1	$106.6

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is positive $31.1 million.

Operating earnings (loss)

The Company’s operating loss improved by $150.2 million in Q3 YTD, 2009 compared to Q3 YTD, 2008.  The improvement was due to the $136.5 million impairment charge on Elk Falls pulp and white top linerboard assets in Q3 YTD, 2008, combined with lower amortization expense of $18.5 million in the current period, offset by lower EBITDA of $4.6 million in Q3 YTD, 2009.

Net earnings (loss) attributable to the Company

Net earnings attributable to the Company in Q3 YTD, 2009 of $31.4 million ($0.08 per common share) improved $202.7 million compared to a net loss attributable to the Company of $171.3 million ($0.53 per common share) in Q3 YTD, 2008.  This was largely due to the after-tax improvement in operating loss of $103.5 million, an after-tax gain on cancellation of long-term debt of $26.1 million, and an after-tax exchange gain on the translation of long-term debt of $54.5 million in Q3 YTD, 2009, compared to an after-tax foreign exchange loss of $24.2 million in Q3 YTD, 2008.  Net loss attributable to the Company before specific items of $37.0 million ($0.09 per common share) deteriorated by $2.1 million from a net loss attributable to the Company before specific items of $34.9 million ($0.11 per common share) in Q3 YTD, 2008.  Refer to Section 8, “Non-GAAP measures” for details on net earnings (loss) attributable to the Company before specific items.

2.	SEGMENTED RESULTS

Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2009				2008
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$612.8	$202.4	$199.7	$210.7	$1,000.9	$281.9	$248.7	$235.3	$235.0

Operating earnings (loss)	27.2	9.4	(3.6)	21.4	27.0	22.6	14.6	(0.2)	(10.0)

EBITDA 1	97.6	33.8	19.2	44.6	139.5	58.9	40.5	25.6	14.5
– before specific items 1	108.9	33.3	29.0	46.6	150.1	57.9	40.6	26.1	25.5
EBITDA margin 1	15.9%	16.7%	9.6%	21.2%	13.9%	20.9%	16.3%	10.9%	6.2%
– before specific items 1	17.8%	16.5%	14.5%	22.1%	15.0%	20.5%	16.3%	11.1%	10.9%

Sales (000 tonnes)	657.5	232.9	215.6	209.0	1,080.8	276.2	268.7	267.4	268.5
Production (000 tonnes)	663.1	237.8	204.8	220.5	1,060.1	250.0	276.0	265.7	268.4
Curtailment (000 tonnes) 2	144.5	53.5	54.3	36.7	31.1	27.5	2.7	–	0.9

Average sales revenue per tonne	$932	$869	$926	$1,008	$926	$1,020	$925	$880	$875
Average delivered cash costs per tonne 3	784	724	837	795	797	807	775	785	821
– before specific items 3	767	726	792	785	787	810	774	783	780

Benchmark prices
SC-A paper, 35 lb. (US$/ton) 4	814	763	803	877	866	902	895	850	815
LWC paper, No. 5, 40 lb. (US$/ton) 4	826	763	817	897	960	975	988	965	910
Telephone directory paper, 22.1 lb.(US$/ton) 4	770	740	770	800	750	755	755	745	745

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to unavailability of fibre and market demand in 2008 and downtime related to market demand in 2009.  Q3, 2009 curtailment includes 38,500 tonnes related to E2 which was indefinitely curtailed on February 23, 2009, and 15,000 tonnes related to E1 has been curtailed throughout 2009.

3
Average delivered cash costs per tonne consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

4	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

Segment Overview

Market conditions for specialty printing papers remained weak in Q3 due in large part to continued low levels of retail advertising.  Demand in Q3 for coated mechanical papers, while weak, did not decline to the same extent as in the previous quarter, and producer inventories dropped to more normal historical levels.  Despite this, prices for coated mechanical papers declined in the quarter.  The rate of decline in demand for retail flyers and inserts and print telephone directories also moderated during the quarter.  Prices for uncoated grades and directory decreased during the quarter.

North American demand for coated mechanical papers fell 12.6% year-over-year and industry capacity operating rates continued to be well below 2008 levels.  The Q3 average LWC benchmark price was US$763 per ton, a decrease of US$54 per ton, or 6.6%, from Q2.  Compared to Q3, 2008, the average benchmark price was down US$225 per ton, or 22.8%.

Demand for high-gloss and standard grade uncoated papers fell 17.6% and 14.4%, respectively, year-over-year and operating rates also continued to be well below their respective 2008 levels.  The average benchmark price for SC-A in Q3 was US$763 per ton, a decrease of US$40 per ton, or 5.0%, from Q2 compared to a decrease of US$132 per ton, or 14.7%, from the same quarter last year.  With demand for high-gloss and standard uncoated mechanical grades still weak, the indefinite curtailment of E2, implemented February 23, 2009, continued throughout Q3, removing 153,000 tonnes of specialty printing papers on an annualized basis.

North American directory demand fell by 15.7% year-over-year, and prices continued to be negatively impacted by non-contracted volume at lower spot prices.  The average benchmark price for Q3 was US$740 per ton, a decrease of US$30 per ton, or 3.9%, from Q2.  Compared to Q3, 2008, the average benchmark price was down US$15 per ton, or 2.0%.

Operational performance

Three months ended September 30, 2009 compared to three months ended September 30, 2008

Operating earnings for the specialty printing papers segment in Q3 decreased $5.2 million compared to Q3, 2008.  EBITDA and EBITDA before specific items decreased $6.7 million and $7.3 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 35,800 tonnes, or 13.3%, from the comparative period in 2008 largely due to production curtailment in Q3.  Average sales revenue decreased by $56 per tonne over the comparative period, as lower transaction prices for coated and uncoated grades more than offset higher contract transaction prices for directory and the positive impact of the weaker Canadian dollar.

Average delivered cash costs decreased $51 per tonne from the comparative period in 2008, due to lower chemical prices, and lower maintenance, labour, and salary costs, offset by the impact of curtailment.  Before the impact of specific items, average delivered cash costs decreased $48 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Nine months ended September 30, 2009 compared to nine months ended September 30, 2008

Operating earnings for the specialty printing papers segment in Q3 YTD, 2009 improved $22.8 million compared to Q3 YTD, 2008.  EBITDA and EBITDA before specific items improved $17.0 million and $16.7 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 147,100 tonnes, or 18.3%, from the comparative period in 2008 largely due to production curtailment in Q3 YTD, 2009.  Average sales revenue increased by $38 per tonne over the comparative period, as lower prices for coated mechanical papers were more than offset by higher directory prices and the positive impact of a weaker Canadian dollar in Q3 YTD, 2009.

Average delivered cash costs decreased $9 per tonne from the comparative period in 2008.  This was primarily due to lower salary, labour and maintenance costs, offset by the impact of curtailment and lower reversals of write-downs to finished goods and raw materials inventories in Q3 YTD, 2009.  Before the impact of specific items, average delivered cash costs decreased $12 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Newsprint

(In millions of dollars, except where otherwise stated)
	2009				2008
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$251.7	$61.0	$85.1	$105.6	$463.9	$143.0	$148.9	$118.3	$53.7
Operating earnings (loss)	(34.1)	(18.8)	(23.8)	8.5	3.6	10.6	11.9	(6.9)	(12.0)

EBITDA 1	(0.8)	(8.8)	(11.9)	19.9	43.3	23.6	21.5	3.0	(4.8)
– before specific items 1	2.0	(8.6)	(10.0)	20.6	47.4	23.5	21.6	3.5	(1.2)
EBITDA margin 1	(0.3%)	(14.4%)	(14.0%)	18.8%	9.3%	16.5%	14.4%	2.5%	(8.9%)
– before specific items 1	0.8%	(14.1%)	(11.8%)	19.5%	10.2%	16.4%	14.5%	3.0%	(2.2%)

Sales (000 tonnes)	369.9	113.5	131.0	125.4	601.8	160.2	189.0	170.8	81.8
Production (000 tonnes)	369.3	110.7	126.1	132.5	596.8	152.7	188.9	172.2	83.0
Curtailment (000 tonnes) 2	342.7	114.2	119.1	109.4	195.3	72.7	42.7	38.3	41.6

Average sales revenue per tonne	$680	$537	$649	$843	$771	$893	$788	$692	$657
Average delivered cash costs per tonne 3	683	615	741	684	699	746	674	675	716
– before specific items 3	675	614	726	678	692	746	674	672	671

Benchmark price
Newsprint 48.8 gsm, West Coast delivery(US$/tonne) 4	566	442	564	692	687	741	726	670	613

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to unavailability of fibre and market demand in 2008 and downtime related to market demand in 2009.  Q3, 2009 curtailment includes 23,700 tonnes related to E1 (curtailed throughout 2009), and 55,400 tonnes related to E5 which is indefinitely curtailed (effective February 23, 2009).

3
Average delivered cash costs per tonne consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

4	Benchmark selling prices are sourced from RISI.

Segment Overview

Total North American demand for newsprint was down 23.1% in Q3, year-over-year, and prices continued to decline.   The average newsprint benchmark price for Q3 was US$442 per tonne, a decrease of US$122 per tonne, or 21.6%, from Q2.  Compared to Q3, 2008, the average benchmark price was down US$284 per tonne, or 39.1%.

During Q3, the Company curtailed 35,100 tonnes of newsprint production at its Snowflake mill.  The Company’s newsprint machines at Elk Falls, E1 and E5, continued to be indefinitely curtailed throughout Q3, removing the equivalent of 358,000 tonnes of newsprint on an annualized basis.

Operational performance

Three months ended September 30, 2009 compared to the three months ended September 30, 2008

Operating loss for the newsprint segment in Q3 deteriorated by $30.7 million compared to Q3, 2008.  EBITDA and EBITDA before specific items decreased $30.3 million and $30.2 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 75,500 tonnes, or 39.9%, from Q3, 2008, due to higher production curtailment in Q3 of 71,500 tonnes.  Average sales revenue decreased $251 per tonne due to lower transaction prices which more than offset the positive impact of the weaker Canadian dollar.

Average delivered cash costs decreased $59 per tonne from the comparative period in 2008.  This was primarily due to lower fibre and distribution costs, and the positive impact of a reversal of previous write-downs of raw material and finished goods inventories in Q3, 2009, offset by higher fixed costs per tonne due to the impact of higher production curtailment.  Before the impact of specific items, average delivered cash costs decreased $60 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Nine months ended September 30, 2009 compared to the nine months ended September 30, 2008

Operating loss for the newsprint segment in Q3 YTD, 2009 deteriorated by $27.1 million compared to Q3 YTD, 2008.  EBITDA and EBITDA before specific items decreased $20.5 million and $21.9 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 71,700 tonnes, or 16.2%, from Q3 YTD, 2008 as increased market curtailment in Q3 YTD, 2009 more than offset the additional sales volume related to the Snowflake acquisition in Q2, 2008.  Average sales revenue decreased $47 per tonne as the positive impact of the weaker Canadian dollar was more than offset by lower average transaction prices.

Average delivered cash costs were in line with the comparative period in 2008.  The negative impact of higher production curtailment, and a write-down of raw materials inventory in Q3 YTD, 2009 compared to a reversal of write-down in the prior period, was offset by the positive impact of lower restructuring and distribution costs, and lower fibre costs.  Before the impact of specific items, average delivered cash costs increased $2 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Pulp

(In millions of dollars, except where otherwise stated)
	2009				2008
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$42.9	$ 	$6.7	$36.2	$384.6	$67.3	$107.2	$99.3	$110.8
Operating earnings (loss)	(11.8)	(3.6)	(2.3)	(5.9)	(188.0)	(21.7)	(12.5)	(146.2)	(7.6)

EBITDA1	(6.7)	(2.1)	(1.2)	(3.4)	(23.4)	(17.8)	(8.9)	0.9	2.4
– before specific items1	(4.3)	(1.8)	(0.6)	(1.9)	(8.0)	(15.5)	4.0	1.1	2.4
EBITDA margin1	(15.6%)		(17.9%)	(9.4%)	(6.1%)	(26.4%)	(8.3%)	0.9%	2.2%
– before specific items1	(10.0%)		(9.0%)	(5.2%)	(2.1%)	(23.0%)	3.7%	1.1%	2.2%

Sales (000 tonnes)	71.8		12.3	59.5	506.9	93.5	138.0	130.0	145.4
Production (000 tonnes)	38.6		-	38.6	503.4	89.2	131.3	142.9	140.0
Curtailment (000 tonnes)2	205.8	85.8	85.8	34.2	134.7	70.5	24.8	17.2	22.2

Average sales revenue per tonne	$597	$ 	$548	$607	$759	$719	$777	$764	$762
Average delivered cash costs per tonne3	690		642	665	805	910	841	758	746
– before specific items3	656		595	640	774	886	748	756	746

Benchmark price
NBSK pulp, Northern Europe delivery (US$/tonne)4	627	693	602	585	840	703	878	900	880

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to unavailability of fibre and market demand in 2008 and includes the impact on production in Q4, 2008 post closure of the Elk Falls pulp mill and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year-end).  Curtailment consists of downtime related to market demand in 2009 and includes curtailment related to Crofton pulp which was indefinitely curtailed on March 8, 2009.  One line of Crofton pulp production was restarted after Q3, on October 5, 2009, with the second line continuing to be curtailed due to unavailability of fibre.

3
Average delivered cash costs per tonne consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

4	Benchmark selling prices are sourced from RISI.

Segment Overview

Global shipments for chemical pulp increased during Q3, up 9.2% year-over-year, although the NBSK segment of the market decreased 4.7%.  Prices improved during Q3 as a consequence of continued industry production curtailment and the resultant decline in pulp inventory levels, combined with strong demand from China.  The benchmark price for NBSK was US$693 per tonne in Q3 compared to US$602 per tonne in Q2.  Compared to Q3, 2008, the average benchmark price decreased US$185 per tonne, or 21.1%.

The Crofton pulp mill continued to be curtailed throughout Q3.  Given improved market conditions during Q3, and recent pulp price increases announced by producers for Q4, the Company restarted one of its two pulp production lines at its Crofton pulp mill on October 5, 2009.  The restart of this line will increase pulp production by 210,000 tonnes on an annualized basis.  The second line of pulp production at the Crofton mill, with an annualized production capacity of 193,000 tonnes, remains curtailed due to a lack of fibre.

Operational performance

Three months ended September 30, 2009 compared to the three months ended September 30, 2008

The pulp segment operating loss in Q3 improved by $8.9 million compared to Q3, 2008.  Operating loss in Q3 was comprised primarily of fixed mill costs and amortization expense, partly offset by reversal of a previous write-down of raw materials inventory, as there was no production or sales of pulp during Q3.  EBITDA and EBITDA before specific items increased $6.8 million and decreased $5.8 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Nine months ended September 30, 2009 compared to the nine months ended September 30, 2008

Pulp segment operating loss in Q3 YTD, 2009 improved by $154.5 million, compared to Q3 YTD, 2008 due to the Elk Falls pulp and white top linerboard operation impairment charge of $136.5 million in Q3 YTD, 2008 combined with lower amortization of $19.1 million in Q3 YTD, 2009.  This was offset by lower EBITDA of $1.1 million in the current period.  EBITDA and EBITDA before specific items decreased by $1.1 million and $11.8 million, respectively.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 341,600 tonnes, or 82.6%, from Q3 YTD, 2008, due to the permanent closure of the Elk Falls pulp and white top linerboard operation in November, 2008, and the curtailment of 205,800 tonnes of Crofton market pulp production in Q3 YTD, 2009.  Average sales revenue decreased $170 per tonne primarily due to lower average transaction prices partly offset by the positive impact of the weaker Canadian dollar.

Average delivered cash costs decreased $91 per tonne from the comparative period primarily reflecting the positive impact of inventory valuation of NBSK pulp finished goods and raw material in Q3 YTD, 2009.  Before the impact of specific items, average delivered cash costs decreased $93 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

3.	LIQUIDITY AND CAPITAL RESOURCES

Selected financial information

(In millions of dollars, except where otherwise stated)
	2009				2008
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows provided (used) by operations before changes in non-cash working capital	$8.7	$(7.9)	$(15.2)	$31.8	$113.2	$53.3	$50.8	$4.6	$4.5
Changes in non-cash working capital	87.9	14.2	83.4	(9.7)	(35.1)	4.3	(46.4)	26.3	(19.3)

Cash flows provided (used) by
Operations	96.6	6.3	68.2	22.1	78.1	57.6	4.4	30.9	(14.8)
Investing activities	(1.3)	(0.5)	0.9	(1.7)	(205.3)	(5.9)	(12.6)	(176.4)	(10.4)
Financing activities	(9.7)	43.2	(33.5)	(19.4)	132.2	(52.9)	14.4	145.5	25.2

Capital spending	6.8	1.0	2.2	3.6	41.9	13.5	12.1	10.8	5.5
Amortization	108.8	35.9	35.8	37.1	165.8	38.7	39.1	46.3	41.7
Impairment	-	-	-	-	151.0	14.5	-	136.5	-
Capital spending as % of amortization	6%	3%	6%	10%	25%	35%	31%	23%	13%

Total debt to total capitalization 1,2	48%	48%	49%	52%	54%	54%	52%	50%	50%
Net debt to net capitalization 3,4	45%	45%	48%	52%	54%	54%	52%	50%	50%
Net debt to LTM EBITDA before specific items 3,5,6	4.1	4.1	3.6	4.0	5.1	5.1	6.0	7.0	7.7
EBITDA before specific items to interest 5	2.0	1.4	1.1	3.3	2.5	3.4	3.4	1.6	1.6

1     Total debt comprises long-term debt, including current portion.
2     Total capitalization comprises total debt and shareholders’ equity attributable to the Company.
3     Net debt comprises total debt less cash on hand.
4     Net capitalization comprises total capitalization less cash on hand.
5     EBITDA before specific items is a non-GAAP measure.  Refer to Section 8, “Non-GAAP measures” for further details.
6     LTM = last twelve months.

The Company’s principal cash requirements are for interest payments on its debt and for capital expenditures and working capital fluctuations.  Cash flows are funded through operations and, where necessary, through the Company’s ABL Facility.  If necessary, liquidity requirements may be funded through the issuance of debt, equity or both.  Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions.

Operating activities

Cash generated by operating activities in Q3 was $6.3 million compared to $4.4 million in the same quarter last year.  Reduced working capital requirements generated $14.2 million in Q3 compared to increased requirements of $46.4 million in Q3, 2008.  Lower EBITDA in the current quarter largely offset the impact of these working capital movements.

Investing activities

Cash used by investing activities in Q3 was $0.5 million compared to cash used of $12.6 million in the same quarter last year.  The decrease in cash used was primarily related to capital spending being lower by $11.1 million in Q3 compared to Q3, 2008.

Financing activities

Cash provided by financing activities in Q3 was $43.2 million compared to cash provided of $14.4 million in the same quarter last year.  The increase in cash provided was primarily related to PREI’s refinancing of its $75 million existing debt upon maturity with new debt of $95 million first mortgage bonds, $25.0 million drawings on the ABL Facility in Q3 compared to $20.1 million in Q3, 2008, and $4.7 million of additional deferred financing costs paid in Q3, 2008.

Capital resources

The Company’s capital resources at September 30, 2009 included the amount available under the ABL Facility.  A summary of the Company's future cash flows for contractual obligations as of December 31, 2008 can be found on page 37 of the Company's 2008 Annual Report.  These have not changed materially since December 31, 2008.

Availability on the Company’s ABL Facility and total liquidity at period-end is summarized in the following table:

(In millions of dollars)	2009			2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$151.5	$159.4	$241.5	$263.3	$304.1	$319.0	$311.3
Letters of credit	(24.2)	(24.8)	(25.8)	(27.9)	(24.5)	(24.1)	(20.6)
Amount drawn, net	(25.0)	-	(38.8)	(60.1)	(113.5)	(93.5)	(69.4)
Available to be drawn1,2,3	102.3	134.6	176.9	175.3	166.1	201.4	221.3
Cash on hand	90.6	41.6	6.0	5.0	6.2	-	-
Total liquidity	$192.9	$176.2	$182.9	$180.3	$172.3	$201.4	$221.3

1	Availability effective Q3, 2008 relates to the ABL Facility and availability for prior quarters relates to the Company’s previous $350 million revolving operating facility.
2
The Company’s ABL Facility is subject to certain financial covenants as disclosed in the Company’s interim consolidated financial statements for the three-month period ended September 30, 2009, in note 6, “Long-term debt.”  The amount “available to be drawn” is before taking into account the financial covenant to maintain excess availability above $35 million.

3
Under the terms of the ABL Facility, the agent has the right to deduct various reserves from the borrowing base.  After February 13, 2010, this may include a reserve in respect of vacation pay obligations which as at September 30, 2009 amounted to $27.2 million.  The agent only has the right to impose such a reserve if excess availability, as defined in the ABL Facility, is below a threshold of $75 million.  Excess availability under this definition was $77.3 million at September 30, 2009.  As at this date, the Company had sufficient cash, as well as full availability on a $25 million cash management sub-line of credit, to repay the $25.0 million drawn on the ABL Facility, and thereby increase excess availability further above the $75 million threshold.

As of September 30, 2009, the Company had $192.9 million of liquidity available, before financial covenants, comprised of $90.6 million in cash and $102.3 million of availability on its ABL Facility.  Compared to the same quarter last year, the Company’s available liquidity increased by $20.6 million.  The increase in cash on hand of $84.4 million and reduction in the amounts drawn of $88.5 million more than offset the lower borrowing base as a result of continued curtailment and lower prices.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory balances, less certain reserves.  The borrowing base at September 30, 2009 and as at June 30, 2009, includes a reserve of $15.1 million for unpaid property taxes and associated penalties.

Debt

Total debt outstanding as at September 30, 2009 was $802.1 million.  The Company’s net-debt to net-capitalization ratio as at September 30, 2009, was 45%, or 3% lower than June 30, 2009 due to increased cash on hand, combined with the change in the U.S. dollar to Canadian dollar exchange rate between the two periods, partly offset by additional borrowings on the ABL Facility.

On July 24, 2009, PREI refinanced its $75 million of 6.387% first mortgage bonds through the issuance of $95 million of 6.450% first mortgage bonds.  These new bonds mature in July, 2016 and are non-recourse to the Company.

The Company continues to review alternatives to address the maturity of its US$354 million, 8.625% notes and US$250 million, 7.375% notes which mature in 2011 and 2014, respectively.

The following table illustrates the changes in the Company’s long-term debt for the three months ended September 30, 2009:

Issue	June 30, 2009	Net increase (decrease)	Foreign exchange	September 30, 2009
(In millions of dollars)

Recourse
Senior notes, 8.625% due June 2011 (US$354.2 million)	$413.0	$(0.6)	$(31.6)	$380.8
Senior notes, 7.375% due March 2014 (US$250.0 million)	294.7	(0.1)	(22.6)	272.0
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/Prime/LIBOR rates		25.0		25.0
Capital lease obligation	11.7	(0.3)		11.4

Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.9	(74.9)		
First mortgage bonds, 6.450% due July 2016		94.1		94.1
Subordinated promissory notes	19.5	(0.7)		18.8
Total debt	$813.8	$42.5	$(54.2)	$802.1
Less current portion	(1.0)			(1.0)
	$812.8	$42.5	$(54.2)	$801.1

Refer to the Company’s interim consolidated financial statements restated and presented in accordance with U.S. GAAP for the three and nine months ended September 30, 2009, note 7, “Long-term debt” for details related to covenant compliance.

Financial instruments

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and long-term debt.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.  The Company is exposed to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest risk) and liquidity risk.  The Board of directors and the Audit Committee have approved a policy to manage the risks from the use of derivatives which provides objectives for, and limits on, their use.  Management policies identify and analyze the risks, establish appropriate controls, set responsibilities and limits and provide for regular monitoring and reporting requirements.  For further details regarding specific risks, refer to the Company’s consolidated financial statements for the year ended December 31, 2009, note 26, “Financial instruments.”

In accordance with its financial risk-management program, the Company manages its exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally major financial institutions.  The Company does not enter into financial instruments for speculative purposes.

Revenue risk management instruments

In respect of revenues, the Company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies.  At September 30, 2009, the Company had foreign currency options and forward contracts with a notional principal of US$362 million with major financial institutions.  Instruments having a notional principal of US$289 million are designated as hedging instruments.  At period-end exchange rates, these instruments are reported at their fair value, which was $17.8 million at September 30, 2009.

The following table is a summary of the Company’s revenue risk management instruments outstanding at September 30, 2009 and related sensitivities to a US$0.05 change in the U.S. dollar relative to the Canadian dollar:

		Mark-to-market
(In millions of dollars)	Notional	September 30, 2009	Sensitivity to US$0.05 change
	principal amount	US$/CDN$ 0.93	1.00	0.95	0.90
	(US$)	CDN$/US$ 1.07	1.00	1.05	1.11

2009 Q4	105	2.3	6.8	3.2	0.3

2010 Q1	81	3.9	7.6	4.8	2.3
Q2	60	4.5	7.5	5.1	3.0
Q3	44	3.7	6.1	4.3	2.4
Thereafter	72	3.4	7.0	4.3	1.4
	362	17.8	35.0	21.7	9.4

Cost risk management instruments

The Company’s policy allows for hedges to be placed on anticipated purchases of old newsprint.  As well, hedges are placed on anticipated purchases up to 70% of the net exposure for oil and natural gas.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value.  Settlements and changes in fair value are recognized in “Cost of sales”.  Commodity swap agreements outstanding at September 30, 2009 were immaterial.

4.	RELATED PARTY TRANSACTIONS

A description of the Company's related parties can be found on page 40 of the Company's 2008 Annual Report. The Company had no significant related party transactions to report in Q3.

5.	CONTINGENT LIABILITIES

i)
Details related to the Company’s contingent liability on minimum take-or-pay obligations in respect of steam related to its 20-year Energy Services Agreement with Island Cogeneration No. 2 Inc. can be found on pages 40 and 41 of the Company’s 2008 Annual Report.  The Company has not recorded a liability for this contingency since the likelihood and amount of any potential liability cannot be reasonably estimated.  Should the ultimate resolution differ from the Company’s assessment, a material adjustment to the Company’s financial position and the results of its operations could result.  The Company expects in any event to incur significant legal fees in connection with this matter.  As at September 30, 2009, the Company estimates that the cost of the steam that it has been unable to take due to the force majeure event was approximately $10 million (December 31, 2008 – approximately $4 million).

ii)
Due to on-going weak market conditions, the Company has continued to curtail certain operations at its Elk Falls and Crofton mills.  These curtailments have affected approximately 325 hourly employees at the Elk Falls mill and approximately 65 hourly employees at the Crofton mill through protracted lay-offs.  The labour agreement between the Company and union locals provides that if an hourly employee has been on lay-off for twelve months (lay-off is defined as having the opportunity to work less than 900 hours during the twelve month period), and, at the end of that twelve month period the Company has no plan to re-employ the employee during the three months following, the affected employee has an option of requesting a severance payment.  Employees requesting a severance payment would lose their rights of recall under the agreement.  The labour agreement between the Company and PPWC local 2 at Crofton, has similar provisions under which severance applies, although the 900 hour threshold does not apply.  The Company estimates that should the conditions giving rise to severance at Elk Falls and Crofton be met, the average potential severance payment would be approximately $55,000 per employee.  The Company has not recorded a liability for this contingency as it has not determined what the future of these operations will be and is not able to ascertain how many employees would request their severance, as opposed to retaining their recall rights, should they become eligible for severance in the future.  Therefore, the likelihood, timing, and extent of any potential liability is not determinable.

In addition to the hourly employees on lay-off due to production curtailments, there are approximately 135 hourly employees who are on lay-off at the Company’s Elk Falls, Port Alberni, and Powell River mills due to restructuring initiatives announced in prior quarters.  These employees are entitled to rights of recall in the range of 12 to 42 months from the last day worked, but at any time may forfeit their rights of recall in exchange for severance payments.  If all affected employees exercise their severance rights at some point in favour of their recall rights, the Company estimates that the total severance payment would be approximately $5 million.  The Company has not recorded a liability for this contingency as the likelihood, timing, and extent of any potential liability is not determinable.

6.	GUARANTEES AND INDEMNITIES

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities.  A description of these indemnities and guarantees and their impact on the Company's results of operations and financial position for the year ended December 31, 2008, can be found on page 41 of the Company's 2008 Annual Report.  These have not changed materially since December 31, 2008.

7.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending September 30, 2009:

(In millions of dollars, except per share amounts)
	2009			2008				2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sales	$263.4	$291.5	$352.5	$492.2	$504.8	$452.9	$399.5	$381.0
EBITDA 1	22.9	6.1	61.1	64.7	53.1	29.5	12.1	15.1
Net earnings (loss) attributable to the Company	13.2	(1.9)	20.1	(48.5)	(10.9)	(121.9)	(38.5)	12.4

Net earnings (loss) per share attributable to the Company’s common shareholders – basic and diluted	$0.03	$(0.01)	$0.06	$(0.13)	$(0.03)	$(0.33)	$(0.18)	$0.06

1   EBITDA is a non-GAAP measure.  Refer to Section 8, “Non-GAAP measures” for further details.

Refer to Section 1, “Overview and highlights” and the discussion on "Overview of three months ended September 30, 2009 compared to the three months ended June 30, 2009" for details of Q3 results compared to Q2.

The following table reconciles the average spot exchange rate to the Company’s effective exchange rate for the eight consecutive quarters ending September 30, 2009:

US$/CDN$ foreign exchange	2009			2008				2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Average spot rate	0.911	0.855	0.803	0.825	0.961	0.990	0.996	1.019
Revaluation of U.S. dollar receivables	0.039	0.046	(0.014)	(0.078)	(0.016)	0.005	(0.022)	0.008
(Favourable) unfavourable impact of hedging 1	(0.035)	(0.021)	0.045	0.112	0.017	(0.010)	(0.003)	(0.059)
Other	0.006	0.013	0.022	0.009	0.009	0.004	(0.004)	0.002
Average effective rate	0.921	0.893	0.856	0.868	0.971	0.989	0.967	0.970

1 Favourable (unfavourable) impact of hedging (in millions of dollars)	$6.8	$5.0	$(15.6)	$(37.8)	$(7.6)	$2.7	$1.0	$17.0

8.	NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and before other non-operating income and expenses) as defined equates to operating earnings (loss) plus amortization and impairment.  As U.S. GAAP does not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities.  The Company focuses on EBITDA, as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes, and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so that they can better assess the Company’s operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

The Company incurred some specific items in 2009 and 2008 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. The Company believes it is useful for readers to be aware of these items and to have an indication of performance and comparative trends excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, gain on cancellation of long-term debt, asset impairments, restructuring costs, income tax adjustments, and other significant items of an unusual or non-recurring nature.  The Company believes this is useful supplemental information; however, the Company’s measures excluding specific items have no standardized meaning under U.S. GAAP and might not be comparable to similarly titled measures reported by other entities.  Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items and net earnings (loss) per share attributable to the Company’s common shareholders before specific items should not be confused with or used as alternatives to measures prescribed by U.S. GAAP.

The Company has reported free cash flow because management believes it is useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  Free cash flow excludes working capital changes and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. As U.S. GAAP does not define a method of calculating free cash flow, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows.  While the closest GAAP measure is cash provided by operating activities less cash used by investing activities, free cash flow is calculated as EBITDA after capital expenditures, interest and taxes paid, and adjustments to reflect employee future benefit payments.

Refer to the tables below for a reconciliation of net earnings (loss) attributable to the Company to EBITDA and EBITDA before specific items, the impact of specific items by segment, net earnings (loss) attributable to the Company as reported to net earnings (loss) attributable to the Company before specific items, and reconciliation of free cash flow with cash provided (used) by operating activities less cash used by investing activities and management’s calculation of free cash flow.

Reconciliation of net earnings (loss) attributable to the Company to EBITDA and EBITDA before specific items by quarter

(In millions of dollars)	2009				2008
	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company	$31.4	$13.2	$(1.9)	$20.1	$(219.8)	$(48.5)	$(10.9)	$(121.9)	$(38.5)
Net (earnings) loss attributable to non-controlling interest	(1.9)	(0.9)	(1.1)	0.1	0.8	0.6	(0.1)	(0.2)	0.5
Net earnings (loss)	29.5	12.3	(3.0)	20.2	(219.0)	(47.9)	(11.0)	(122.1)	(38.0)
Depreciation and amortization	108.8	35.9	35.8	37.1	165.8	38.7	39.1	46.3	41.7
Impairment	–	–	–	–	151.0	14.5	–	136.5	–
Gain on cancellation of long-term debt	(30.7)	–	–	(30.7)	–	–	–	–	–
Foreign exchange (gain) loss on long-term debt	(64.2)	(38.9)	(37.9)	12.6	82.2	53.5	10.8	1.2	16.7
Other (income) expense, net	5.8	2.7	3.8	(0.7)	(4.9)	-	(0.2)	(4.5)	(0.2)
Interest expense, net	52.7	16.5	16.3	19.9	75.0	19.6	19.2	19.4	16.8
Income tax expense (recovery)	(11.8)	(5.6)	(8.9)	2.7	(90.7)	(13.7)	(4.8)	(47.3)	(24.9)
EBITDA	90.1	22.9	6.1	61.1	159.4	64.7	53.1	29.5	12.1
Specific items:
Restructuring costs	16.5	–	12.3	4.2	30.1	1.2	13.1	1.2	14.6
EBITDA before specific items	$106.6	$22.9	$18.4	$65.3	$189.5	$65.9	$66.2	$30.7	$26.7

Impact of specific items by segment and by quarter

(In millions of dollars, except where otherwise stated)
	2009				2008
	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Segment EBITDA favourable (unfavourable) impact of specific items:
Specialty printing papers	$(11.3)	$0.5	$(9.8)	$(2.0)	$(10.6)	$1.0	$(0.1)	$(0.5)	$(11.0)
Newsprint	(2.8)	(0.2)	(1.9)	(0.7)	(4.1)	0.1	(0.1)	(0.5)	(3.6)
Pulp	(2.4)	(0.3)	(0.6)	(1.5)	(15.4)	(2.3)	(12.9)	(0.2)	–
Total	$(16.5)	$–	$(12.3)	$(4.2)	$(30.1)	$(1.2)	$(13.1)	$(1.2)	$(14.6)

Reconciliation of net earnings (loss) attributable to the Company as reported to net earnings (loss) attributable to the Company before specific items by quarter

(In millions of dollars and after-taxes, except where otherwise stated)
	2009				2008
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company as reported	$31.4	$13.2	$(1.9)	$20.1	$(219.8)	$(48.5)	$(10.9)	$(121.9)	$(38.5)
Specific items:
Foreign exchange (gain) loss on long-term debt	(54.5)	(33.0)	(32.2)	10.7	69.4	45.2	9.1	1.0	14.1
Impairment and loss on disposal	–	–	–	–	111.0	10.0	–	101.0	–
Restructuring costs	11.5	–	8.5	3.0	20.8	0.9	9.0	0.8	10.1
Termination fee on closure of corrugating machine	–	–	–	–	(1.2)	–	–	(1.2)	–
Gain on cancellation of long-term debt	(26.1)	–	–	(26.1)	–	–	–	–	–
Income tax adjustments	0.7	–	–	0.7	(5.8)	1.7	–	–	(7.5)
Net earnings (loss) attributable to the Company before specific items	$(37.0)	$(19.8)	$(25.6)	$8.4	$(25.6)	$9.3	$7.2	$(20.3)	$(21.8)
Net earnings (loss) per share attributable to the Company’s common shareholders in dollars: As reported	$0.08	$0.03	$(0.01)	$0.06	$(0.65)	$(0.13)	$(0.03)	$(0.33)	$(0.18)
Before specific items	(0.09)	(0.05)	(0.06)	0.02	(0.08)	0.02	0.02	(0.06)	(0.10)

The following reconciles free cash flow with cash provided by operating activities less cash used by investing activities

(In millions of dollars)
	2009				2008
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$96.6	$6.3	$68.2	$22.1	$78.1	$57.6	$4.4	$30.9	$(14.8)
Cash provided (used) by investing activities	(1.3)	(0.5)	0.9	(1.7)	(205.3)	(5.9)	(12.6)	(176.4)	(10.4)
Proceeds from the sale of property, plant and equipment and other assets	(3.6)	(0.4)	(0.5)	(2.7)	(2.2)	0.1	(2.3)	0.1	(0.1)
Snowflake acquisition	–	–	–	–	172.2	–	0.3	171.9	–
Other investing activities	(1.9)	(0.1)	(2.6)	0.8	(6.6)	(7.7)	2.5	(6.4)	5.0
Non-cash working capital changes except changes in taxes and interest	(87.1)	(12.1)	(87.8)	12.8	37.8	(6.6)	51.3	(29.7)	22.8
Other	33.1	13.1	15.4	4.6	(28.8)	(11.3)	(21.0)	10.8	(7.3)
Free cash flow	$35.8	$6.3	$(6.4)	$35.9	$45.2	$26.2	$22.6	$1.2	$(4.8)

The following shows management’s calculation of free cash flow

(In millions of dollars)
	2009				2008
	YTD	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

EBITDA	$90.1	$22.9	$6.1	$61.1	$159.4	$64.7	$53.1	$29.5	$12.1
Interest paid, net	(50.6)	(15.9)	(15.5)	(19.2)	(74.4)	(21.1)	(18.8)	(17.1)	(17.4)
Capital expenditures	(6.8)	(1.0)	(2.2)	(3.6)	(41.9)	(13.5)	(12.1)	(10.8)	(5.5)
Income taxes received (paid)	(0.4)	0.3	(0.3)	(0.4)	(0.8)	(0.7)	0.4	0.3	(0.8)
Employee future benefits expense, net of funding 1	3.5	–	5.5	(2.0)	2.9	(3.2)	–	(0.7)	6.8
Free cash flow	$35.8	$6.3	$(6.4)	$35.9	$45.2	$26.2	$22.6	$1.2	$(4.8)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, estimates of the remaining economic life of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts and income taxes based upon currently available information.  Actual results could differ from these estimates.  The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 47 to 50 of the Company's 2008 Annual Report.  These have not materially changed since December 31, 2008.

10.	CHANGES IN ACCOUNTING POLICIES

Effective for the year ended December 31, 2009, the Company adopted U.S. GAAP for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian GAAP with reconciliation in its annual consolidated financial statements to U.S. GAAP for material recognition, measurement and presentation differences.  As a result of this transition to U.S. GAAP, the Company has presented its 2009 annual audited consolidated financial statements in accordance with U.S. GAAP and restated its interim consolidated financial statements for 2009.

Information on the impact of U.S. GAAP on the Company’s interim consolidated earnings and consolidated balance sheets is presented in note 14, “Reconciliation of United States and Canadian Generally Accepted Accounting Principles” to the Company’s interim consolidated financial statements for the three and nine months ended September 30, 2009 restated and presented in accordance with U.S. GAAP.

During 2009, the Company adopted the following new pronouncements issued by the Financial Accounting Standards Board (“FASB”):

•
In July 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the single source of authoritative U.S. GAAP for non-governmental entities.  The ASC hierarchy consists of two levels, authoritative literature, and non-authoritative literature.  The ASC does not change GAAP, rather, it is designed to simplify access to and research on authoritative GAAP.  The authority of the rules and interpretive releases of the SEC have not changed as a result of the implementation of the ASC.  The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company adopted the FASB ASC in the preparation of its interim consolidated financial statements for the three and nine months ended September 30, 2009, restated and presented in accordance with U.S. GAAP.

•
In May 2009, the FASB issued a new Subsequent Events Topic in the ASC, which establishes general standards of accounting for and disclosure of subsequent events.  The Topic is based on the same principles as those that currently exist in the auditing standards and requires disclosure of the date through which an entity has evaluated subsequent events and is effective for interim or annual financial periods ending after June 15, 2009.  The Company adopted the disclosure requirements of this Topic in the preparation of its interim consolidated financial statements for the three and nine months ended September 30, 2009, restated and presented in accordance with U.S. GAAP.

•
In March 2008, the FASB amended the Derivatives and Hedging Topic of the ASC.  The amendments expand quarterly disclosure requirements about an entity’s derivative instruments and hedging activities.  The amendments are effective for fiscal years beginning after November 15, 2008.  The Company adopted the disclosure requirements of this Topic in its interim consolidated financial statements for the three and nine months ended September 30, 2009, restated and presented in accordance with U.S. GAAP.

•
In December 2007, the FASB amended the Consolidation Topic of the ASC as it relates to the presentation and disclosure for entities that have equity investments not attributable to the parent, called non-controlling interests or minority interests.  The amendments establish where and how to report non-controlling interests in the consolidated statements of financial position and operations, and how to account for changes in non-controlling interests, and also establish disclosure requirements.  The amendments are effective for fiscal years beginning on or after December 15, 2008.  The Company adopted the amendments in the preparation of its interim consolidated financial statements for the three and nine months ended September 30, 2009, restated and presented in accordance with U.S. GAAP.

11.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In June 2009, the FASB amended the Consolidation Topic of the ASC, as it relates to the consolidation of VIE.  The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  Qualified special-purpose entities will no longer be exempt from consolidation requirements.  The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendments to this Topic become effective on January 1, 2010.  The Company is currently assessing the impact that the amendments will have on its financial statements or disclosures.

In December 2008, the FASB amended the Compensation-Retirement Benefits Topic of the ASC.  The amendments provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plan and require disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. Additional disclosures include (a) the major categories of plan assets, (b) the inputs and valuation techniques used to measure the fair value of plan assets, and (c) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and the significant concentrations of risk within plan assets. The disclosures are effective for fiscal years ending after December 15, 2009.  Upon initial application, the amendments to this Topic are not required for earlier periods that are presented for comparative purposes.

12.	RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that meet a wide range of customer requirements and which diversify the Company’s exposure to any specific product.  However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships they have with the Company’s strategic plan.  The Company provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of the Company's risks and uncertainties can be found on pages 53 to 61 of the Company's 2008 Annual Report.  Risks to the Company reported in the Company’s 2008 Annual Report include risks related to the cyclical nature of its business and fluctuations in product prices, exchange rate fluctuations, global competition, international sales, fluctuations in the cost and supply of wood fibre, capital structure, impact of losses incurred in recent periods which could affect ongoing operations if continued, labour disruptions, claims of aboriginal title and rights in Canada, increases in energy costs, environmental regulation, supply of certain raw materials, increases in capital and maintenance expenditures, periodic litigation, extending trade credit to customers, consumer boycotts or increases in costs due to chain-of-custody programs, insurance coverage limitations, mill locations in seismically active areas, post-retirement plan obligations, and change in legal control of the Company.  Updates to the Company's risks and uncertainties can be found on pages 24 and 25 of the Company’s 2009 First Quarter Report and on pages 27 and 28 of the Company’s 2009 Second Quarter Report.  A further update can be found below:

Update on risks and uncertainties

The Company’s business is of a cyclical nature and its product prices may fluctuate significantly

For further details related to the current business climate, refer to Section 14, “Outlook.”

The Company has withheld payment of a significant portion of its property taxes in B.C.

The Company has been assessed a total of $19.3 million in municipal property taxes related to four of the B.C. municipalities in which the Company operates.  The Company petitioned the Supreme Court of B.C. for judicial review of the property taxes assessed against it for the 2009 year in these municipalities, seeking declarations that the tax rates for major industry are unreasonable and therefore beyond the municipalities’ jurisdiction.  As a result, the Company did not pay all of the property taxes assessed against it by these municipalities when due on July 2, 2009.

The Company’s petition with respect to the District of North Cowichan was dismissed on October 16, 2009.  Judgments with respect to the petitions filed in connection with the three other municipalities have not yet been rendered.  The Company has until November 16, 2009 to appeal the decision relating to the District of North Cowichan.  The Company has not yet determined whether to proceed with an appeal.

Notwithstanding the court proceedings initiated by the Company, and absent the Company obtaining a judicial stay as described below, the municipalities are entitled to certain remedies in connection with the unpaid amount of assessed property taxes, including seeking and enforcing a judgment to collect such taxes or retaining a bailiff to distrain against the Company’s goods, chattels and inventory and selling them to recover the debt.  In addition, the outstanding debt for property taxes in each municipality is a special charge upon the Company’s lands and improvements in such municipality.  This special charge has priority over any claim, lien, privilege or encumbrance of any person except the Crown on the lands and improvements.  The unpaid taxes are subject to a 10% penalty (except in Port Alberni where the penalty was 5% on July 2, 2009 and 5% on October 1, 2009) and after December 31, 2009, will bear compound interest at the prime rate of interest of the principal bank to the Province of B.C. plus 3% per annum.  As of November 3, 2009, the total amount of unpaid taxes, together with the applicable penalties, was $15.1 million.
Payment of the outstanding tax amount together with applicable penalties and interest at any time would extinguish all of the municipalities’ enforcement rights related to non-payment.  If a municipality sought to enforce one or more of the remedies described above before the conclusion of the court proceedings initiated by the Company, the Company could seek a stay preventing the municipality from enforcing those rights until final determination of the legal issues had been made.  The decision to order a stay would be in the discretion of the court.  While a stay would halt enforcement proceedings pending judgment in the initial court proceedings, it would not remove the municipality’s special charge upon the affected lands and improvements as described above.  If any 2009 taxes remain unpaid on September 26, 2011, the municipality must proceed to a tax sale.  In that event, the Company would have until September 26, 2012, to redeem the property by paying all outstanding taxes, penalties, interests and fees to the date of redemption.

Labour disruptions could have a negative impact on the Company’s business

Negotiations between CN Rail and the Teamsters Canada Rail Conference union have been ongoing since their respective labour agreement, which covers the locomotive engineers, expired on December 31, 2008.  The Company uses rail services supplied by CN Rail for a portion of its outbound rail shipments and its inbound chemical deliveries.  The Company has developed contingency plans in case of any labour disruption, but in the case of a prolonged labour disruption, supply of some inbound chemicals could be at risk.

13.	SENSITIVITY ANALYSIS

Product price

The Company’s products are commodity-based and cyclical in nature.  As a result, earnings are sensitive to price changes, with the effect of price changes on specialty printing paper grades and newsprint being the greatest.

Foreign exchange

The Company’s products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, the Company is exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

The Company’s earnings could be significantly impacted by changes in prices and terms of energy-supply contracts, as the Company is a significant consumer of electrical power, fossil fuels, and input materials whose pricing is highly correlated to energy costs.

Fibre

The Company’s supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, hog fuel, and ONP.

The Company’s annual EBITDA, net earnings and earnings per share are estimated to be impacted by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per-share amounts)	EBITDA1	Net earnings2	Earnings per share

Product prices 3
A US$10 per tonne change in the sales price of:
Specialty printing papers	$13	$9	$0.02
Newsprint	11	7	0.02
Pulp	4	3	0.01

Foreign exchange 4
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	$5	$3	$0.01

Energy cost sensitivity 5
A 5% change in the price of:
Natural gas and oil – direct purchases	$ 	$ 	$0.00
Electricity – direct purchases	6	4	0.01
Coal	1		0.00

Fibre sensitivity 5
A US$5 per unit change in the price of:
Wood chips (Bdt)	$5	$3	$0.01
ONP (ST)	3	2	0.00

1      EBITDA is a non-GAAP measure.  Refer to Section 8, “Non-GAAP measures” for further details.
2      Based on an expected tax rate of 30%.
3      Based on sales at full 2009 production capacities and foreign exchange rate of US$0.91.
4
Based on Q3, 2009 annualized net cash flows and a movement from US$0.91 to US$0.92 and excluding the Company’s hedging program and the impact of the Company’s translation of U.S. dollar denominated debt.

5      Based on Q3, 2009 annualized consumption levels and exchange rate of US$0.91.

14.	OUTLOOK

Although demand and pricing declines for the Company’s paper products moderated during Q3, there are few indications at this stage of a sustained recovery in print advertising and therefore demand for the Company’s paper products.  The Company’s operating results and cash flows will be under continued negative pressure throughout Q4 and into 2010 due to the strength of the Canadian dollar, high levels of curtailment, and the uncertainty regarding any price recovery for the Company’s products.  In addition, Q4 results will be impacted by higher expected maintenance spending in the quarter of approximately $7 million, compared to Q3.  The Company will continue to focus on actions that will address its longer-term competitiveness and viability.

Production curtailment

The Company expects to curtail 54% of its newsprint capacity, 17% of its specialty printing papers capacity and 43% of its market pulp capacity in Q4.  This represents expected curtailment of 35% of the Company’s total market capacity in Q4, compared to 42% in Q3.

The table below summarizes the production curtailment the Company currently anticipates in Q4:

Q4, 2009 forecast production curtailment (000 tonnes)	Specialty printing papers	Newsprint	Pulp	Total

Crofton 1	1.6	3.1	37.2	41.9
Elk Falls 1	38.5	94.0		132.5
Snowflake		32.3		32.3
Port Alberni	3.7			3.7
Powell River	4.8	0.4		5.2
Total	48.6	129.8	37.2	215.6

1	Curtailment includes market curtailment related to E1, E2, E5 and one line of Crofton pulp production, which are indefinitely curtailed.

Decisions as to the specific extent of more or less curtailment in the fourth quarter and beyond will be made as required based on market conditions at the time.  Lack of fibre continues to be a constraint to some extent.

Demand and pricing

The Company anticipates that prices for the Company’s specialty printing papers will remain weak in Q4 and are unlikely to improve significantly until current low industry operating rates improve.  North American operating rates for 2009 were 75% year-to-date for both uncoated mechanical and coated mechanical, compared to 93% and 89%, in 2008, respectively.  Directory volumes and prices in Q4 are expected to be similar to Q3.  However, in 2010, the Company expects lower sales volumes of its directory paper due to declining demand resulting from fewer telephone books, reduced circulation and pages, and expects directory prices in 2010 to be significantly lower than 2009 prices.  The Company’s current estimate of the impact of the decline in average directory prices, before the impact of any volume reductions, is a decrease in annual EBITDA in 2010 of approximately $30-35 million compared to 2009.

The Company has announced newsprint price increases of US$35 per tonne in each of October and November, 2009, and an increase of US$50 per tonne in December, 2009.   However, prices are not expected to see a sustained recovery until industry operating rates improve and mill and consumer inventory levels are reduced.  The operating rate for North American newsprint producers, adjusted for idled capacity, was 72% year-to-date, 2009, compared to 94% in 2008.

The upward movement in prices for NBSK pulp that began in late Q2 is expected to continue into Q4.  The Company has announced price increases of US$30 per tonne in each of October and November, 2009.  Pulp industry operating rates have improved during Q3, but the absence of any significant improvement to demand in Europe could temper any sustained improvement to pulp prices.

Capital spending

Capital spending is expected to be $15 million in 2009.

Liquidity, debt maturities, and covenants

The Company’s liquidity will be under pressure until there is a sustained and substantial improvement to market conditions for the Company’s products.  Continued low prices, a strong Canadian dollar, and on-going paper and pulp capacity curtailments will negatively impact the Company’s cash flow and borrowing base under the ABL Facility.  The Company remains focused on minimizing the impact on liquidity by actively pursuing all opportunities to conserve cash and reduce expenditures.

For further details on the Company’s financial condition see Section 3, “Liquidity and capital resources” and the Company’s interim consolidated financial statements restated and presented in accordance with U.S. GAAP for the three and nine month periods ended September 30, 2009, note 7, “Long-term debt”.

15.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER
FINANCIAL REPORTING

The Company did not make any significant changes in internal control over financial reporting during the most recent three-month period ended September 30, 2009, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors.  The Board of directors has read and approved this MD&A.  Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

A summary of the Company's regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on pages 63 and 64 of the Company's 2008 Annual Report.  There have been no significant changes to those requirements since December 31, 2008.

16.	OUTSTANDING SHARE DATA

At November 3, 2009, the Company had 381,753,490 common shares issued and outstanding.  At November 3, 2009, the Company also had 1,829,459 stock options outstanding, exercisable for 1,829,459 common shares of the Company.

Additional information about the Company including its most recent Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.